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Exhibit 21.1

List of Subsidiaries of the Registrant

Crocs Asia Pte. Ltd.
Crocs Australia Pty Ltd.
Crocs Hong Kong Ltd.
Crocs Online, Inc.
Crocs Retail, Inc.
Crocs Mexico SRL de CV
Crocs Servicios SRL de CV
Western Brands Holding Company, Inc.
4256519 Canada Inc.
Foam Creations Inc.
Crocs Europe B.V.
Les Plastiques Fintech Inc./Fintech Plastics Inc.

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  List of Subsidiaries of the Registrant